Exhibit 99.2

Special General Shareholders Meeting of	Special General Shareholders Meeting
MeaTech 3D Ltd.	MeaTech 3D Ltd.
Date: March 15, 2022	to be held March 15, 2022
See Voting Instruction On Reverse Side.	For Holders as of February 18, 2022
Please make your marks like this: ☒ Use pen only

			For	Against	Abstain

     ● Mark, sign and date your Voting Instruction Form.
     ● Detach your Voting Instruction Form.
     ● Return your Voting Instruction Form in the
         postage-paid envelope provided.

All votes must be received by 12:00 p.m. Eastern Standard Time March 9, 2022.

PROXY TABULATOR FOR
MEATECH 3D LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.	to approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors		☐	☐	☐

2.	to approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer		☐	☐	☐
			Yes	No
	2a.	Please confirm that you are neither a Controlling Shareholder* nor have a Personal Interest* in the approval of resolution 2.	☐	☐

*
as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted.

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

MeaTech 3D Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. EST on March 9, 2022)

The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of MeaTech 3D Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business February 18, 2022, at the Company’s Special General Shareholders Meeting to be held on March 15, 2022, at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)